EXHIBIT 16.2

Golden Matrix Group, Inc.

RESOLUTIONS OF THE BOARD OF DIRECTORS

The following is a true copy of the resolution duly adopted by the Board of Directors of this Corporation at a special meeting, notice to this meeting having been waived, held via teleconference at 4264 Lady Burton Street, Las Vegas, NV 89129, on July 1, 2016

The Members of the Board of Directors who were present for this meeting, all of whom took active part therein were:

Brian Goodman

Ms. Weiting Feng

WHEREAS, in efforts to move the Company forward and to comport with the intent of the restructuring of the Company, specifically engage a transfer agent that is DWAC eligible, the Board of Directors has hereby agreed to deliver a termination letter to its Stock Transfer Agent,  President Stock Transfer, Inc., and enter into a Transfer Agency and Registrar Services Agreement with Empire Stock Transfer, Inc..

NOW THEREFORE the Board of Directors, having considered this matter, and having opened the floor to all those who voice a preference in the issue have decided unanimously, and hereby;

RESOLVED, that: the Company formally dismiss President Stock Transfer, Inc. located at 215-515 West Pender Street, Vancouver, BC V6B 6H5, and appoint and execute a Transfer Agency and Registrar Services Agreement with Empire Stock Transfer, Inc. located at 1859 Whitney Mesa Dr., Henderson, NV,  89014. The Board of Directors agreed that it would be in the best interest of the company to engage a transfer agent that was DWAC eligible.

RESOLVED, that the corporate books and records shall reflect same, and that the secretary shall file this Resolution in the corporate records.

Dated: July 1, 2016

Anthony Goodman

Anthony B. Goodman, CEO

Weiting Feng

Ms. Weiting Feng